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UNILEVER INVESTOR EVENT

UNILEVER PLC

Released 13:00:00 22 November 2024

RNS Number : 3630N
Unilever PLC
22 November 2024

Press Office
Unilever PLC, 100 Victoria Embankment, London, EC4Y 0DY
Email: press-office.london@unilever.com Web: www.unilever.com

Unilever Investor Event

Delivering the Growth Action Plan for consistent, higher performar

London, 22 November 2024. Unilever is hosting an Investor Event today. The event will f made over the last year, and set out the company's strategic agenda under its "Growth deliver consistent, higher performance with market-making, unmissably superior brand

The Investor Event will also confirm that Unilever remains on track to deliver our compre productivity programme and the separation of Ice Cream by the end of 2025.

Post the separation of Ice Cream, the Group will be focused on four Business Groups:

- Beauty & Wellbeing
- Personal Care
- Home Care
- Foods (formerly Nutrition)

These four Business Groups will be driven by 30 Power Brands and operate across 24 Bu markets. These 24 markets represent nearly 85% of Unilever's turnover. The remaining 1(will be run on a 'One Unilever' basis to benefit from scale and simplicity, further enhanc prioritisation and focus.

Growth Action Plan 2030

The Growth Action Plan 2030 builds on the foundations of the existing Growth Action Pl consistent and improved performance under three strategic pillars: *Focus*, *Excel* and *Ac*

Under *Focus*, Unilever will focus on its Power Brands, and the key markets where we can returns. This means:

- Doubling-down in India
- Accelerating and internationalising Prestige and Wellbeing
- Premiumising and accelerating the US
- Growing select emerging market powerhouses
- Premiumising Europe whilst protecting profitability

Under *Excel,* Unilever will focus on five key opportunities to drive brand growth. These a

- Unmissable brand superiority
- Social-first demand creation
- Multi-year scalable innovations
- Premiumisation
- Growth channels

Under *Accelerate,* four critical capabilities will be prioritised to enable the step-up in ou
These are:

- Science & technology
- Lean agile supply chain
- Net productivity
- Scaled Artificial Intelligence

Unilever's medium-term guidance remains unchanged. Post the separation of Ice Crean mid-single digit underlying sales growth, supported by underlying volume growth of at modest underlying operating margin improvement, driven by gross margin expansion t leverage and productivity improvements.

Our ambition is to deliver top third total shareholder return across our peer group and underlying return on invested capital in the high teens, ahead of our previous ambition business is a strong cash generator, and we aim to sustain an average cash conversion over time. Value creation will be underpinned by disciplined capital allocation. This will investments to drive growth and productivity, continuing to reshape our portfolio throu on acquisitions, and delivering attractive capital returns to shareholders.

Hein Schumacher, CEO of Unilever said: "Our goal is to deliver best-in-class performanc making, unmissably superior brands. We believe that our Growth Action Plan 2030 will this ambition.

"Delighting our consumers is at the very heart of our plan. Through our company's new everyday life for all', we are focused on making the lives of people around the world mo convenient, more efficient and more sustainable.

"We are excited about the opportunities to drive Unilever's future growth, as we continu
Unilever's transformation and unlock the company's full potential. We look forward to s with investors later today."

ENDS

Enquiries

Media:

Unilever Press Office press-office.london@unilever.com

Investors:

Investor Relations Team investor.relations@unilever.com

A live webcast of the Unilever Investor Event 2024 will be available via **www.unilever.com**

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Wellbeing, Personal Care, Home Care, F products, with sales in over 190 countries and products used by 3.4 billion people every day. We ha and generated sales of €59.6 billion in 2023.

For more information about Unilever and our brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations a Unilever Group (the 'Group'). All statements other than statements of historical fact are, or may be deemed to be, statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', '

'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue 'achieve' or the negative of these terms and other similar expressions of future performance, results, actions or e are intended to identify such forward-looking statements. Forward-looking statements also include, but are not information regarding Unilever's Growth Action Plan 2030, Unilever's productivity programme and the separatior looking statements can be made in writing but also may be made verbally by directors, officers and employees c during management presentations) in connection with this announcement or the Investor Event. These forward-l based upon current beliefs, expectations and assumptions regarding anticipated developments and other facto They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking stc announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in tl not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of whi Group's control, there are important factors that could cause actual results to differ materially from those expres forward-looking statements. Among other risks and uncertainties, the material or principal factors which could c differ materially from the forward-looking statements expressed in this announcement are: Unilever's ability to s Cream and realise the anticipated benefits of the separation, and Unilever's ability to successfully execute and c programme in line with expected costs to achieve expected savings. The forward-looking statements are based c and expectations of our future performance, taking into account all information currently available to us. Forwa not predictions of future events. These beliefs, assumptions and expectations can change as a result of many po all of which are known to us.

The forward-looking statements speak only as of the date of this announcement. Except as required by any appl the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisio statements contained herein to reflect any change in the Group's expectations with regard thereto or any chang circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not pc those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business factor, or combination of factors, may cause actual results to differ materially from those contained in any forwc

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with th Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 2 Annual Report and Accounts 2023 available on our corporate website www.unilever.com.

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